FILED BY SANDY SPRING BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WASHINGTONFIRST BANKSHARES, INC.

(Commission File No. 001-35768)

Sandy Spring Bancorp Inc.
Sandy Spring Bancorp Inc. Conference Call
May 16, 2017 at 11:00 a.m. Eastern

CORPORATE PARTICIPANTS

Ronald E. Kuykendall - General Counsel and Secretary,

Sandy Spring Bancorp Inc. and Bank

Daniel J. Schrider - President and Chief Executive Officer,

Sandy Spring Bancorp Inc. and Bank

Philip J. Mantua - Executive Vice President and Chief Financial Officer,

Sandy Spring Bancorp Inc. and Bank

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PRESENTATION

Operator

Good morning and welcome to the Sandy Spring Bancorp Inc. conference call to discuss the acquisition of WashingtonFirst Bankshares. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation there will be an opportunity to ask questions. To ask a question, you may press star then one on your telephone keypad. To withdraw your question, please press star, then two. Please also note that this event is being recorded.

I would now like to turn the conference over to Mr. Ron Kuykendall, General Counsel and Secretary of Sandy Spring Bancorp. Please go ahead, sir.

Ronald E. Kuykendall

Thank you, Andrea. Good morning. Welcome and thank you for participating in the call today. This call is a call to all investors, analysts and the news media and there will be a live webcast of today’s call as well as a replay of the call available on our website later today.

During the discussion there will be references to an Investor Presentation which was made available earlier this morning and may be found on our website at sandyspringbank.com under Investor Relations.

Joining me are Dan Schrider, President and Chief Executive Officer of Sandy Spring Bancorp, and Phil Mantua, Chief Financial Officer. Before they begin, I wish to remind listeners that the discussion will contain forward-looking statements as described in the Forward-looking Statements Disclaimer included on Page 2 of the Investor Presentation.

I will now turn the call over to Daniel Schrider, our President and Chief Executive Officer.

Daniel J. Schrider

Thank you, Ron. Good morning everyone. Thanks again for joining today’s call. We’re excited to share with you the announcement that we’ve entered into a Definitive Agreement to acquire Virginia-based WashingtonFirst Bankshares. Together, we will create the premier community banking franchise in the Greater Washington Region.

We have followed WashingtonFirst’s progress for several years now and have admired the success that Shaza Andersen, Joe Bracewell and their management team have achieved. As we have gotten to know them and better understand their approach to clients and community, we were further excited about the significant benefits that we could be achieved together in this combination.

As noted on Slide 3 of the Investor deck, this combination aligns with our strategic objectives and extends our presence in the strategically important Northern Virginia and D.C. marketplace. Both organizations are known for providing exceptional service and experiences to clients and employees. Our approach to business and people are aligned, creating a solid cultural fit. We believe this cultural fit, complementary approach to business, the depth of management in both companies and operating efficiencies gained will provide for a very successful integration process.

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We are in the process of forming two integration teams that will include key members of management of each company. One team will focus on systems, technology and process integration. The other will focus specifically on employee and client integration. Each will be led by an executive of Sandy Spring who will be working closely together. The Sandy Spring executive team along with management members from WashingtonFirst will provide oversight of this process. We believe our approach will provide for a successful transition for clients and employees, taking the very best of what each company has to offer.

For those on the call that are less familiar with the WashingtonFirst franchise, Slide 4 shows the corporate profile of both companies. With over $2 billion in assets, 19 branch offices and both mortgage and wealth management capabilities, the acquisition represents a terrific combination for both companies and provides greater access to our combined client base.

As depicted on Slide 5, WashingtonFirst has demonstrated profitable growth in terms of loans, their deposit base and earnings. The company has produced strong returns and good credit quality and maintains a deep commitment to communities. These are attributes that both companies have in common. As you can see on the slide, WashingtonFirst has also been independently recognized for their growth, earnings and lending capabilities.

We love the map on Slide 6 and the increased penetration that WashingtonFirst brings in the Maryland, Virginia and D.C. Metro area. The scale achieved in the Greater Washington, D.C. market is significant and will allow us to continue our momentum towards profitable growth and enhanced shareholder value.

You will also notice that this transaction is consistent with our channel optimization strategy where we have identified up to eight potential branch locations for consolidation while ensuring multiple access points to a variety of channels.

At this point I’m going to pause and turn comments over to Phil Mantua to cover some additional slide.

Philip J. Mantua

Thank you, Dan. Good morning everyone. My comments will start with information that is contained in the slide deck starting on Slide 7, where you can see that our two balance sheets are, as is suggested here, truly complementary to each other as our loan portfolios really show a nice balance when combined and an enhanced yield base on the pricing power that comes from WashingtonFirst’s book of business.

On the deposit side, the combined deposits also reflect a similar balance with both banks having strong business-based non-interest bearing deposits and we show a pro forma here that helps us to a degree with our liquidity position relative to the loan-to-deposit ratio.

On Slide 8, if we move forward, depiction of the balance in the fee income mix and the overall revenue mix on a pro forma basis. We can see the significance of WashingtonFirst’s mortgage business and the complementary wealth RIA that we believe will fit nicely with our overall strategic goals of growing fee-based revenues in our overall revenue diversification objectives.

If we move to Slide 9, which is a summary of terms and our key transaction metrics, I think if we begin there with understanding obviously that the transaction value is $489 million in the aggregate, and that the consideration here is an all-stock transaction with the caveat that we will cash out the WashingtonFirst options. The consideration here also calls for a fixed exchange ratio within certain bands that we’ll give a little bit greater explanation to in a subsequent slide.

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In terms of transaction valuation metrics, we realize that they are full in comparison to other recently announced deals, but we believe, as we see here, significant EPS accretion that’s immediately in Year 1, that it’s certainly justified.

As it relates to corporate governance, four of their board members will join our Board and that will include their current chairman Joe Bracewell and their CEO Shaza Andersen.

On Slide 10, as mentioned earlier in our press release, we are estimating or targeting cost saves in this transaction to be roughly 39% as a percentage of WashingtonFirst non-interest expenses, although some of those savings will come from the Sandy Spring side as well, and as Dan mentioned, will include some branch either closures or consolidations from both organizations.

Based on our diligence efforts, we expect a reasonable credit mark as depicted here offset by some favorable interest rate marks on the strength of their portfolio yields, and we also expect at this time to retain both of their existing debt issuance.

On Slide 11 is where we depict the pricing mechanism that I referred to earlier, and as you look at this, I know this is a little bit of a busy type of slide but the general gist of this is that the exchange ratio is going to be fixed within a certain band of our stock price performance. Then we’ll actually float within bands on either end as price moves up or down towards close, and then we’ll be fixed again as we get to the outer edges. We constructed this with the feeling that this structure provided the appropriate price protection to all parties that are involved here.

Then finally on Slide 12 are the summary of the transaction impacts. As I alluded to earlier, you can see incredibly strong EPS accretion immediately in Year 1 as well as even greater impact estimated for 2019, and in terms of the tangible book value earn-back, 3.75 years we think is certainly reasonable given the nature and the make up of this transaction, and that the internal rate of return here of greater than 15% certainly meets our internal guidelines and the resulting capital ratios are also very well in line with our previous discussed comfort levels when it comes to capitalization.

With that, I’ll return it back over to Dan.

Daniel J. Schrider

Thank you, Phil. As you learned from Phil’s comments, this is a solid transaction and creates the premier community banking franchise in the Greater Washington, D.C. market and a very unique franchise as you look at major metro markets nationwide, which is depicted on Slide 13. The combination of Sandy Spring Bancorp and WashingtonFirst Bankshares help us fulfill our vision of being an outstanding financial services company, creating remarkable experiences for our clients, employees, communities and our shareholders. Together, Sandy Spring and WashingtonFirst will be uniquely positioned as the premier bank in our markets, the employer of choice for those in financial services, and as a solid investment for our investors in the financial services space.

At this point, we’ll pause for your questions. I’ll turn it over to the Operator so we can develop our queue.

Sandy Spring Bancorp Inc. May 16, 2017 at 11:00 a.m. Eastern

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QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question and answer session. To ask a question you may press star, then one on your telephone keypad. If you are using a speaker phone, please pick up your handset before the keys. To withdraw your question, please press star, then two. At this time we will pause momentarily to assemble our roster.

Our first question comes from Austin Nicholas of Stephens. Please go ahead.

Daniel J. Schrider

Hello, Austin.

Operator

I’m sorry. It appears that Kathryn Mueller is our first questioner. Please go ahead, Kathryn.

Kathryn Mueller

Thanks. Good morning everyone.

Daniel J. Schrider

Good morning, Kathryn.

Philip J. Mantua

Hi, Kathryn.

Kathryn Mueller

I wondering if I could ask your EPS assumptions and want to dig into those a little bit. My first question there is on growth. What should we assume—WashingtonFirst has had a really nice track record of strong growth over the past few years. That being said, as they come under your franchise, one thing that I guess the question is now your CRE to capital and your construction to capital ratios will increase with this transaction, and so should we assume kind of the same level of growth that WashingtonFirst has been able to grow at? Or given your comfort around where you want these ratios to be, do you think you may have to slow down some of the incremental growth?

Daniel J. Schrider

Hey Kathryn, this is Dan. Our growth assumptions from a balance sheet standpoint for WashingtonFirst as we look is in that double-digit range of about 10%, and we’re assuming combined basis or from our contribution of that is probably a 7% to 8% growth range as well for Sandy Spring going forward.

As it relates to the composition of our loan portfolios when we’ve come together, I mean we are going to be slightly north of the 300% guideline. We don’t believe that to be an issues that would cause us to dial back our growth in any way. We don’t expect that to be any issue from a regulatory perspective as well. We’ve got solid credit risk management practices that should allow that percentage to expand should we find it necessary to do so going forward.

I don’t know if that answers your specific question.

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Kathryn Mueller

Yes. Yes, it does. Then my one follow-up for that is just thinking about the margin and how should we think about—as you think about these two companies coming together and those having kind of higher loan to deposit ratios, anything that you think that WashingtonFirst brings to your deposit strategy that can kind of help that? Then any risks that you see in your market that will still need to be addressed as rates continue to move higher over time.

Philip J. Mantua

Hey Kathryn, this is Phil. How are you?

Kathryn Mueller

I’m good.

Philip J. Mantua

Good. We have modeled out the combined margin, first of all without any consideration for changes in the interest rate environment which we always have to recognize in any conversation about that. But in doing so, we would look at it as being fairly similar to the margin that we have at the moment, which is in that low 3, 3,50 range, at least initially on a pro forma basis. I think that we also feel pretty good about the way that the deposit—the two deposit bases come together there. I mean their cost of funds has certainly been a little bit higher than ours, traditionally, based on their use of a little bit different mix in terms of some of their timed deposits being a little more wholesale in nature than ours. But at the same time, their loan yields have certainly been a little bit more robust at the same time, and so I think that’s what kind of in a combined basis leads us to kind of stay in the same margin band that we’re operating in today.

Kathryn Mueller

Okay. That’s helpful. Thank you so much and congrats on the deal.

Daniel J. Schrider

Thank you, Kathryn.

Philip J. Mantua

Thank you.

Operator

Our next question now comes from Austin Nicholas of Stephens. Please go ahead.

Austin Nicholas

Hey guys, good morning.

Philip J. Mantua

Hi Austin.

Daniel J. Schrider

Good morning, Austin.

Austin Nicholas

Hey, thanks for taking my call. Could you maybe dig a little bit deeper on the 39% cost save assumptions and maybe how many of those are branch related and then maybe what percentage of that number is from the kind of call it Sandy Spring base?

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Philip J. Mantua

Austin, this is Phil. As Dan mentioned in his initial comments, we are estimating somewhere around I think eight branch—estimating about eight potential closures or consolidations. We haven’t completely landed on exactly which of those will be involved, although I could certainly suggest that probably half of them are coming from each side in terms of looking at that, and some of it is overlap and some of it is just other opportunities for us to make some decisions related to our own branch network as well.

As it relates to kind of what percentage of the cost saves are specifically related to that activity, trying to think what kind of numbers we put around that. It’s probably somewhere, of the overall cost save number itself, it’s probably somewhere in the 20% to 30% of that number, just thinking out loud about it in terms of how much we may have allocated towards those particular activities.

Austin Nicholas

Understood. Okay, that’s helpful. Then maybe just another question on the $25.8 million in transaction expenses, restructuring and investment. Could you maybe break that down a little bit and maybe more specifically what the investment portion of that is and what exactly is going into that?

Philip J. Mantua

I think first of all, just in terms of what’s included in those overall deal costs, I think it’s pretty much the customary types of items that you’re going to think about in terms of employee related payouts, all the various fees related to the advisers, et cetera, that are all involved in that.

As it relates to the investment part of that, I’m trying to think as to what we assigned to that particular area. It’s probably related to anything that we have to do to fixed assets or whatever, the branch network, et cetera, that we may think need to either be changed over, refreshed or whatever, and I don’t recall offhand the nature of the size of that number.

Austin Nicholas

Got you. No, okay. That’s helpful. Then just maybe one last question. As you kind of think about the asset sensitivity of the pro forma bank, I know obviously those disclosures are yet to come. Can you give us any idea of if that position changes to any significant extent?

Philip J. Mantua

Yes, I don’t know about the significance element of it because we haven’t as you suggested, done real detailed modeling on that, but just in looking at their reported profile and ours, I think it would bode well for us to become more asset sensitive based on the repricing capability in their loan portfolio in particular, as we know it. So I would view it that way.

Just looking at it on the surface, again, not having done any real detailed modeling at this point, but that’s the way we view it.

Austin Nicholas

Okay. Thanks, guys. Thanks for taking my questions. That’s all I have.

Daniel J. Schrider

Okay, thank you.

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Philip J. Mantua

Thanks, Austin.

Operator

Our next question is from Andy Medici of the Washington Business Journal. Please go ahead.

Andy Medici

Hello. Thanks for having me on. Just real quick, I wanted to get at the savings. You talk a little bit in terms of percentages but could you provide sort of an absolute dollar value or a dollar value associated with that?

Philip J. Mantua

Andy, let me take a look at—I’ve got a detail sheet with me here. I think as it relates to what I’ll call just general occupancy type related costs, that would include what we’re thinking of on the branch side, that number is probably somewhere between $3.5 million and $4 million.

Andy Medici

Overall, is that the number for the savings too in terms of what you guys expect to get in terms of efficiencies and consolidations and all that?

Philip J. Mantua

No, I mean in terms of total dollars that that 39% represents, that number is more like $22 million or $23 million to be recognized over ’18 and fully in ’19. The $3.5 million to $4 million that I just suggested is kind of back to the earlier question that’s related to the element of that that we’re estimating for either branch closures or other occupancy related consolidations.

Andy Medici

Sure. Mr. Schrider, I wanted to ask you—you said this phrase twice so I feel like I have to ask about it, about being the premier community bank. So, I wanted to ask when it comes to—do you see yourselves sort of—what’s the competition like with Eagle Bank or with United Bank who would both say the exact same thing, that they’re in fact the premier community bank. I wanted to ask your thoughts about that and where you guys see yourselves.

Daniel J. Schrider

Thanks for the question. You know, when you use the term community bank it oftentimes comes with a belief that it is an indication of size or even a lack of sophistication. When we talk about being the premier community bank, we’re talking about it in terms of how we approach clients and how we approach the communities that we operate in and the employees that we have.

We’re uniquely positioned as a 150-year-old company that was formed here, our people are from here, out tag line says, ‘From here, for here’ indicating our commitment to the local market, and we look forward to taking that commitment and deepening it into the Virginia and D.C. marketplace.

So, I think community, when we talk about premier community, it’s the attitude that we bring to work everyday. It’s the approach we bring to clients. We’re not about deals and transactions; we’re about building lifelong interactions and that’s—I think that’s what sets us apart as a company.

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Andy Medici

If you could just talk a little bit about this deal puts you, I guess, in asset size a little bit over Eagle Bank and since they’re also headquartered in Maryland and they, you know, sort of have deep, deep ties here, could you talk a little bit about are you guys in competition for this space? What are your thoughts there?

Daniel J. Schrider

The Greater Washington market is a very competitive banking environment. There are organizations like the ones you mentioned that are here; we compete with every day and I’ll let them kind of speak for themselves.

Then, there are organizations that look at the demographics from outside the region and say, “Well, we’d love to be there,” and have set some roots here because of what the Greater Washington market has to offer.

I think the robust economy around Greater D.C. has space for many, many financial services companies, including ours, and we think the growth trajectory for us with combining with WashingtonFirst will continue to allow us to be a real top tier bank here in the region.

Andy Medici

Excellent. Thank you, Mr. Schrider.

Daniel J. Schrider

Thanks, Andy.

Operator

Again, if you have a question, please press star, then one. Our next question comes from Bryce Rowe of Baird. Please go ahead.

Bryce Rowe

Thanks. Good morning.

Philip J. Mantua

Hi Bryce.

Daniel J. Schrider

Good morning.

Bryce Rowe

Dan and Phil, I just wanted to ask about a note here in the slide deck on Slide 14. You talk about increasing future expansion opportunities and so wanted to get a feel for how this transaction does just that, and then kind of a follow-up to that would be you’re leapfrogging yourself closer to that $10 billion mark in terms of assets. Just curious how you’re now preparing potentially to go over that $10 billion mark in a handful of years. Thanks.

Daniel J. Schrider

Thanks for your question, Bryce, because it’s obviously something that we’ve been very thoughtful about as we’ve gone through this process. I mean this doesn’t take us to that limit but it certainly causes us to think about kind of what’s next from a growth perspective, and as you know there are a lot of balls in the air right now, and particularly even in Congress as it relates to the regulatory framework and whether we’ll see relief to that $10 billion. So, we’ll be watching that closely as we think about the future.

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I think that specific—and preparing kind of our internal processes to, as we grown, even if we grow organically toward that number.

I think the bullet point about future expansion opportunities is the realization that at $7.5 billion we will be an attractive partner for other companies in and around the Greater Washington market that may be looking for an upstream partner. I think the scale provides the opportunity for that, so while we continue to be open, our sites are going to be set on a successful integration of this transaction before we jump forward to the next one for sure. This is a significant investment for us and a significant transaction that we believe we’re going to make the most of and get right.

Bryce Rowe

Great. Thank you.

Daniel J. Schrider

Thanks, Bryce.

Operator

This concludes our question and answer session. I would like to turn the conference back over to Mr. Dan Schrider for any closing remarks.

CONCLUSION

Daniel J. Schrider

Thank you and thank you all once again for joining today’s call. Obviously there may be more follow-up discussion necessary by our investors as we release more information here in the coming days about the transaction, but I hope you are as excited as we are at what this combination means for Sandy Spring and for the franchise value of our organization.

So, we thank you for joining the call and we hope you have a terrific day.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Sandy Spring Bancorp Inc. May 16, 2017 at 11:00 a.m. Eastern